HYDROGENICS CORPORATION
PROXY
Annual and Special Meeting of the Shareholders of Hydrogenics Corporation
to be held on Friday, May 11, 2007
THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT
OF HYDROGENICS CORPORATION
The undersigned shareholder of Hydrogenics Corporation (the “Corporation”) hereby appoints DARYL WILSON, President and Chief Executive Officer or, failing him, PIERRE RIVARD, Executive Chairman, both being directors and/or officers of the Corporation, or instead of any of the foregoing                                                                  , (1) as proxy of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held on Friday, May 11, 2007 at 1:00 p.m. (Toronto time) and at all adjournments thereof, upon the following matters:
(1)	To VOTE FOR ☐ or WITHOLD FROM VOTING ☐ or, if no specification is made, VOTE FOR, the election of directors;

(2)	To VOTE FOR ☐ or WITHOLD FROM VOTING ☐ or, if no specification is made, VOTE FOR, the appointment of PricewaterhouseCoopers LLP as auditors and the authorization of the Audit Committee of the board of directors to fix their remuneration;

(3)	To VOTE FOR ☐ or VOTE AGAINST ☐ or, if no specification is made, VOTE FOR, a resolution amending the stock option plan of the Corporation as described in the accompanying management proxy circular and any amendments thereto that may come before the Meeting; and

(4)	Such other business as may properly come before the Meeting.
Executed on the                       day of                                             , 2007.(2)

Number of Common Shares

(3)

Signature of Shareholder

Name of Shareholder (Please print clearly)

NOTES:
(1)	The individuals named in this form of proxy are representatives of management of the Corporation and are directors and/or officers of the Corporation. A shareholder has the right to appoint a person to represent him or her at the Meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder of the Corporation.

(2)	Please date this proxy. If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation.

(3)	To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario M1S 0A1 no later than 5:00 p.m. (Toronto time) on Wednesday, May 9, 2007, or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed meeting. Failure to properly complete or deposit a proxy may result in its invalidation. The time limit for the deposit of proxies may be waived by the board of directors in its discretion without notice.

(4)	Reference is made to the accompanying management proxy circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

(5)	If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(6)	If an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of a securities dealer or broker, intermediary, or a depositary. Non-Registered Holders should, in particular, review the section entitled “SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS — Non-Registered Owners” in the accompanying management proxy circular and carefully follow the instructions provided.

All registered owners of shares should refer to the accompanying management proxy circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.